Via Facsimile and U.S. Mail
Mail Stop 03-09


January 7, 2005


Mr. William T. McKee
Vice President, Chief Financial Officer, and Treasurer
Barr Pharmaceuticals, Inc.
400 Chestnut Ridge Road
Woodcliff Lake, New Jersey 07677-7668

Re:	Barr Pharmaceuticals, Inc.
	Form 10-K for the fiscal year ended June 30, 2004
	File No. 001-09860

Dear Mr. McKee:

      We have reviewed your filing and have the following comments.
We have limited our review of the above referenced filing to only those issues addressed. We think you should revise your document in response to these comments in future filings beginning with your Form
10-Q for the period ended December 31, 2004. In a supplemental letter, please either confirm that you will comply with these comments in future filings or, if you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please provide us this letter with detailed explanations keyed to our comments within 10 business days of the date of this letter or tell us when you will provide the letter prior to the expiration of the 10-day period. Please file your letter on
EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended 2004

Item 1. Business, page 3

1. Please provide a brief description of the overall FDA approval process. The description should meaningfully relate to the registrant`s accounting policy for pre-launch inventory.




Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Comparison of the fiscal years ended June 30, 2004 and June 30, 2003, page 32

2. When more than one reason is responsible for a fluctuation, you should quantify each of the factors causing the change. In this regard, you note several reasons for your increase in selling, general and administrative expenses from 2003 to 2004, such as increases in marketing costs for SEASONALE, higher cost associated with increasing women`s healthcare sales force, higher legal costs, and increased information technology costs. In future filings, please quantify the effects of each factor on the increases and decreases in a line item being discussed.

Critical Accounting Policies

Revenue Recognition and Sales Reserves and Allowances, page 45

3. We acknowledge your revenue recognition policy within your Summary of Significant Accounting Policies within your Notes to the Consolidated Financial Statements. We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates, shelf stock adjustments, and other discounts and allowances could be improved as follows:

a) Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
b) Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.
c) To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources, such as end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand. For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product in sales dollars that could be potentially be returned as of the balance sheet date and disaggregated by expiration period.
d) If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer`s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
e) You should consider disclosing a roll forward of the accrual for each estimate for each period presented showing the following:
* Beginning balance,
* Current provision related to sales made in current period,
* Current provision related to sales made in prior periods,
* Actual returns or credits in current period related to sales made in current period,
* Actual returns or credits in current period related to sales made in prior periods, and
* Ending balance.

f) In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, for example, product returns, chargebacks, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations. Inventory Reserves, page 46
4. For each product which management has capitalized a significant amount of costs without regulatory approval or before satisfactory resolution of patent infringement litigation, please disclose the following:

?	The current status of the approval process, including any
contingencies needed to be resolved prior to obtaining FDA
approval,
the risks affecting the probability of obtaining FDA approval, and the estimated timing of obtaining approval.
?	The specific nature of any safety and efficacy,
manufacturing,
and marketing or labeling issues outstanding and why the Company does
not believe those issues affect its probable future benefit
conclusion.
?	The remaining shelf life of each product, as of each balance sheet date presented, and why the Company believes it will be able to
realize the inventory prior to the expiration of the shelf life.
?	The risks and uncertainties surrounding market acceptance of the
product once approved and how this will effect the realization of the
asset.
?	The current status of product related litigation such as
patent
infringement lawsuits and the nature of all contractual
restrictions
that must be satisfied prior to the sale of the product, if any. Include within your disclosure a robust analysis of the effect any lawsuit and/or contractual restrictions had or will have on their initial assessment that an asset existed as well as their ongoing assessment of the realizability of the capitalized inventory.
?	The effect of build-up of pre-launch inventory balances on
liquidity.

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

e.  Inventories, page F-9
5. We note in certain circumstances you may commence the manufacture and inventory of commercial quantities of products that have not received final regulatory approval or satisfactory resolution of related outstanding litigation. Please expand your accounting policy regarding capitalization of unapproved products or a product in litigation, to address the following:

* Specifically state the point during the FDA approval process that management determines a probable future benefit exists.
* Disclose the status of the FDA`s consideration of the safety and efficacy of the drug and evaluation of the manufacturing process at that point.
* For products that outstanding litigation has not been the satisfactorily resolved, state the point during the litigation process that management determines a probable future benefit exists.
* Disclose how the lower of cost or market principle is applied to pre-launch inventory. We do not believe it is appropriate to aggregate pre-launch inventory with inventory for commercial sale when applying the lower of cost or market principle.
* Please revise Note 6 to separate pre-launch inventory from commercial inventory and separately quantify the total amount of inventory by category, for example, raw materials, work in process and finished goods, and in total for each.


*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.




      You may contact Dana Hartz, Staff Accountant, at (202)942-
2976
or Mary Mast, Senior Staff Accountant, at (202) 942-1858 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. William T. McKee
Barr Pharmaceuticals, Inc.
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